                                                    Filed Pursuant to Rule 424B5
                                                    Registration No. 333-23339

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 21, 1997.



                                 $2,500,000,000

                                   JCPenney
                           J. C. Penney Company, Inc.


                   $325,000,000 6.95% Notes Due April 1, 2000


                   $700,000,000 7.25% Notes Due April 1, 2002


                   $425,000,000 7.60% Notes Due April 1, 2007


                $300,000,000 7.95% Debentures Due April 1, 2017


                $350,000,000 8.125% Debentures Due April 1, 2027


                $400,000,000 7.40% Debentures Due April 1, 2037



                     Interest Payable April 1 and October 1

                               ------------------

The Notes and the Debentures are collectively referred to herein as the "Debt Securities." The Notes Due 2000, the Notes Due 2002, the Notes Due 2007, the
 Debentures Due 2017, and the Debentures Due 2037 may not be redeemed by the Company prior to maturity. The Debentures Due 2027 may be redeemed, at the option of the Company, in whole or in part, on or after April 1, 2007, at the redemption prices set forth herein plus accrued interest to the date of redemption. The registered holder of each Debenture Due 2037 may elect to have that Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on April 1, 2005 at 100%
      of the principal amount thereof, together with accrued and unpaid interest to April 1, 2005. Such election, which is irrevocable when made, must be made within the period commencing on February 1, 2005 and ending at the close of business on March 1, 2005. No similar right is available to the holders of the Notes Due 2000, the Notes Due 2002, the Notes Due 2007, the Debentures Due
         2017, or the Debentures Due 2027. See "Description of Debt
         Securities."

Each of the Debt Securities will be represented by one or more Global Securities
  (as defined herein) registered in the name of the nominee of The Depository Trust Company. Except as provided herein, and in the accompanying Prospectus,
Debt Securities in definitive form will not be issued. See "Description of Debt
                    Securities -- Form of Debt Securities."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
  THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                       Underwriting
                                                       Price to        Discounts and      Proceeds to
                                                       Public(1)        Commissions      Company(1)(2)
                                                    ---------------    -------------    ---------------
Per 6.95% Note Due 2000...........................      99.919%           0.400%            99.519%
Per 7.25% Note Due 2002...........................      99.958%           0.600%            99.358%
Per 7.60% Note Due 2007...........................     100.000%           0.650%            99.350%
Per 7.95% Debenture Due 2017......................      99.520%           0.875%            98.645%
Per 8.125% Debenture Due 2027.....................      97.553%           0.875%            96.678%
Per 7.40% Debenture Due 2037......................      99.924%           0.625%            99.299%
Total.............................................  $2,489,134,250      $16,450,000     $2,472,684,250



(1) Plus accrued interest, if any, from April 14, 1997.


(2) Before deduction of expenses payable by the Company, estimated at $900,000.


    The Debt Securities are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Debt Securities, in book-entry form, will be made through the facilities of The Depository Trust Company on or about April 14, 1997, against payment in immediately available funds.


                        Underwriters for the Debentures

CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.

  BT SECURITIES CORPORATION        CHASE SECURITIES INC.             CITICORP SECURITIES, INC.

                           Underwriters for the Notes

CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.

                                                            MORGAN STANLEY & CO.
                                                            INCORPORATED

 BANCAMERICA SECURITIES, INC.     BEAR, STEARNS & CO. INC.       NATIONSBANC CAPITAL MARKETS, INC.


                   Prospectus Supplement dated April 9, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.


                              RECENT DEVELOPMENTS

     The following financial information should be read in conjunction with the financial information contained in the Company's Annual Report on Form 10-K for the 52 weeks ended January 25, 1997.


     Total sales for the Company for the five weeks ended April 5, 1997 increased 36.5 per cent to $2,543 million from $1,863 million in the comparable 1996 period. Sales of JCPenney stores for the month decreased 2.6 per cent to $1,292 million from $1,326 million in the 1996 period. On a comparable store basis, that is stores open at least a year, sales decreased 3.7 per cent. Comparable sales of drugstores for the five week period increased 6.7 per cent. For the four week period ended March 29, consistent with the drugstore industry reporting practice, comparable sales increased 10.9 per cent. For the nine weeks ended April 5, 1997, sales of JCPenney stores increased 3.3 per cent to $2,256 million from $2,183 million for the same period a year earlier. On a comparable store basis, sales increased 2.2 per cent.


                                  THE COMPANY

     The Company is a major retailer operating over 1,200 JCPenney department stores in all 50 states, Puerto Rico, Mexico and Chile. The major portion of the Company's business consists of providing merchandise and services to consumers through department stores that include catalog departments. The JCPenney stores market predominantly family apparel, jewelry, shoes, accessories and home furnishings. The Company also operates a chain of drugstores. With the completion of its acquisition of Eckerd on February 27, 1997, the Company's drugstore operations total approximately 2,700 stores located predominantly throughout the northeast, southeast, and Sunbelt regions of the United States. Additionally, the Company owns and operates several insurance companies, which market life, health, accident and credit insurance. The Company finances a portion of its operations through J. C. Penney Funding Corporation, a wholly-owned consolidated subsidiary.

     The Company was founded by James Cash Penney in 1902 and incorporated in Delaware in 1924. Its principal executive offices are located at 6501 Legacy Drive, Plano, Texas 75024-3698, and its telephone number is (972) 431-1000. As used in this Prospectus Supplement, except as otherwise indicated by the context, the term "Company" means J. C. Penney Company, Inc. and its consolidated subsidiaries.

                  RATIOS OF AVAILABLE INCOME TO FIXED CHARGES
                      FOR THE COMPANY AND ALL SUBSIDIARIES

                                                      52 WEEKS ENDED                 53 WEEKS ENDED
                                         ----------------------------------------    --------------
                                         JAN. 25    JAN. 27    JAN. 28    JAN. 29       JAN. 30
                                          1997       1996       1995       1994           1993
                                         -------    -------    -------    -------    --------------
Ratios of available income to fixed
  charges..............................    2.7        3.7        5.1        4.9           3.8
Ratios of available income to combined
  fixed charges and preferred stock
  dividend requirement.................    2.4        3.4        4.5        4.3           3.4

     For purposes of computing the ratios of available income to fixed charges, available income is determined by adding fixed charges to income from continuing operations before income taxes and before capitalized interest. Fixed charges are interest expense and a portion of rental expense representative of interest. For purposes of computing the ratios of available income to combined fixed charges and the preferred stock dividend requirement, fixed charges are further increased by the preferred stock dividend requirement. The interest portion of the LESOP notes guaranteed by the Company is not included in fixed charges.

     The Company believes that due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.

            DRUGSTORE OPERATIONS; ACQUISITION OF ECKERD CORPORATION

     The Company, through its subsidiary Thrift Drug, Inc. ("Thrift"), has owned and operated drugstores for 28 years. The combination of the Thrift drugstores with the drugstores acquired pursuant to the 1995 acquisition of Kerr Drug Stores, Inc. and the October 1996 acquisition of Fay's Incorporated ("Fay's") created the nation's eighth largest drugstore chain, with stores located primarily in the northeastern and southeastern United States.

     With its February 1997 acquisition of Eckerd, the Company now operates the nation's fourth largest drugstore chain, with approximately 2,700 stores in 23 states located primarily in the northeast, southeast and Sunbelt regions, in addition to the Company's institutional and mail-order pharmacy businesses. The Company expects that all of its drugstores will be doing business under the Eckerd name by Fall 1997.

ACQUISITION OF ECKERD

     In November 1996 the Company entered into a definitive agreement to acquire Eckerd in a two-step cash and stock transaction. The aggregate transaction value, including the assumption of $760 million of Eckerd debt, was approximately $3.3 billion. The transaction was effected through a two-step process consisting of (i) a cash tender offer, which was completed in December 1996, at a price of $35.00 per share (the "Offer") for approximately 35.3 million shares of Eckerd common stock, or 50.1 per cent of the total number of outstanding shares, for a total consideration of approximately $1.2 billion, and
(ii) the February 1997 exchange of approximately 23.2 million shares of Company common stock for the remaining 35.1 million shares of Eckerd common stock at a conversion rate of 0.6604 of a share of Company common stock for each Eckerd share of common stock, for a total consideration valued at approximately $1.3 billion, including the cash out of certain outstanding Eckerd employee stock options.

DESCRIPTION OF ECKERD'S BUSINESS

     Eckerd operates one of the largest drugstore chains in the United States. As of March 1, 1997, the Eckerd chain consisted of 1,748 stores in 13 states located primarily in the Sunbelt. Over its 44-year history, Eckerd has built a strong market position in areas where demographic characteristics are favorable to drugstore growth. Eckerd's stores are concentrated in 10 of the 12 metropolitan statistical areas with the largest per cent growth in population from 1980 to 1990, and, according to industry sources, Eckerd ranks first or second in drugstore sales in 20 of the major metropolitan markets in which it operates.

     The primary focus of Eckerd drugstores is the sale of prescription and over-the-counter drugs. During fiscal 1996, Eckerd filled more than 108 million prescriptions, and sales of prescriptions and over-the-counter drugs generated approximately 63 per cent of Eckerd's sales. During the period from fiscal 1992 through fiscal 1996, Eckerd's dollar volume of sales of prescription drugs increased at a compound annual growth rate of 15.3 per cent. The Company expects that Eckerd's prescription and over-the-counter drug business will provide significant opportunities for profitable growth primarily as a result of the continued shift to managed health care in the United States and the aging of the American population.

     The Company believes that Eckerd is well positioned to take advantage of the growth in managed health care. Eckerd's extensive store base within its markets, strong third-party payor marketing program, advanced pharmacy computer systems, and experience and reputation in the industry provide Eckerd with advantages over independent drugstores, small drugstore chains and mass merchandisers in attracting third-party payor sales. In fiscal 1996, sales to third-party payors, such as insurance companies, health maintenance organizations, preferred provider organizations, other managed care providers, and government agencies or private employers, represented approximately 75.6 per cent of Eckerd's total prescription drug sales.

     The Company also expects Eckerd to benefit from the aging of the population, as approximately 60 per cent of its drugstores are located in Florida and Texas, two of the fastest growing states in terms of the number of persons over age 65. According to industry studies, persons over age 65 purchase over twice as many prescription drugs and approximately 50 per cent more over-the-counter drugs than the national average.

     Another significant focus of Eckerd drugstores is photofinishing. Eckerd offers overnight photofinishing services in all of its stores and, as of March 1, 1997, operated Eckerd Express Photo one-hour photofinishing mini-labs in 595 of its stores.

THE COMPANY'S REASONS FOR THE ACQUISITION

     The Company believes that the Eckerd acquisition provides a unique opportunity for the Company's growth in the drugstore industry. The addition of Eckerd's stores in 13 states in the Sunbelt to the Company's existing drugstores in the northeastern and southeastern United States makes the Company a stronger and more effective competitor in the rapidly consolidating drugstore industry. The addition of the Eckerd drugstore chain not only significantly expands the geographic reach of the Company's drugstore operations, but it is also expected that there will be significant synergy between Eckerd's and the Company's drugstore operations in the form of both cost savings and revenue enhancements. The Company believes that cost savings from the Eckerd acquisition should be at least $100 million per year once the operations are fully integrated, and will result from, among other things, enhanced purchasing efficiencies and the reduction of administrative, information systems, advertising and distribution expenditures. See "-- Certain Forward-Looking Information."

CERTAIN FORWARD-LOOKING INFORMATION

     This Prospectus Supplement contains certain forward-looking information, including information provided in "-- Description of Eckerd's Business," "-- The Company's Reasons for the Acquisition," and "Unaudited Pro Forma Combined Financial Information." The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The Company identifies the following important factors which could cause the Company's and Eckerd's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by the Company in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the Company and Eckerd. Accordingly, while the Company believes that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of cost savings and revenue enhancements, there can be no assurance that such assumptions will approximate actual experience or that all such cost savings and revenue enhancements will be realized, and in such event, actual results could differ materially from the predictions herein. These important factors include:
(i) future economic conditions in the regional and national markets in which the Company and Eckerd compete, including, among other things, changes in inflation rates, (ii) government regulation of the health care industry, including, among other things, legislation and regulation affecting the sale and distribution of, and reimbursement for, prescription drugs, and (iii) the ability to carry out marketing and sales plans.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


     Set forth below is certain selected historical consolidated financial information with respect to Eckerd. As it relates to 1992 through 1995, such information was excerpted or derived from financial information contained in Eckerd's Annual Report on Form 10-K for the year ended February 3, 1996 ("Eckerd's Form 10-K"). Regarding fiscal 1996, such information, which is unaudited, is excerpted from financial information contained in the Company's Annual Report on Form 10-K for the 52 weeks ended January 25, 1997 ("Company's Form 10-K"). The information below represents Eckerd's continuing operations, and excludes certain costs incurred by Eckerd in connection with the Company's acquisition of Eckerd, the results of Insta-Care Holdings, Inc. (sold November 15, 1994), the Vision Group Operations (sold effective January 30, 1994) and any reserves established for future store closings. In addition, the financial information for fiscal 1995 is presented on a comparable 52-week basis. More comprehensive financial information is included in Eckerd's Form 10-K and other documents filed by Eckerd with the Securities and Exchange Commission. The financial information that follows is qualified in its entirety by reference to Eckerd's Form 10-K and such other documents, including the financial statements and related notes therein and the Company's Form 10-K.


                      ECKERD CORPORATION AND SUBSIDIARIES

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                      1996         1995         1994         1993         1992
                                   ----------   ----------   ----------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Sales and other operating
  revenue........................  $5,376,221   $4,902,789   $4,446,728   $4,060,614   $3,770,879
Gross profit.....................   1,183,373    1,101,174    1,020,868      955,880      935,478
Earnings before interest expense
  and taxes......................     210,450      196,441      171,615      150,277      128,063
OTHER OPERATING AND DRUGSTORE
  DATA:
EBITDA(1)........................     304,636      279,592      247,985      231,280      216,695
Comparable drugstore sales
  growth.........................        7.8%         8.8%         8.1%         6.1%         3.1%
Average sales per selling square
  foot (in dollars)..............         383          336          325          302          283


---------------

(1) EBITDA represents earnings before interest, taxes, depreciation, and amortization. While the Company believes that EBITDA is a key measure of assessing operating performance and cash flow, EBITDA is not intended as a substitute for other statement of operations data prepared in accordance with generally accepted accounting principles ("GAAP").

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debt Securities will be used to refinance, on a long-term basis, $1.9 billion of short-term debt incurred by the Company in connection with its acquisition of Eckerd. This short-term debt consists of commercial paper which, at March 13, 1997, had a weighted average interest rate of approximately 5.34 per cent per annum and an average maturity of 78 days.

     The remainder of the net proceeds will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of borrowings and investments. Except as specified herein, specific allocations of the proceeds will not have been made at the date of this Prospectus Supplement. Pending any specific application, the net proceeds may be initially invested in short-term marketable securities or applied to the reduction of short-term indebtedness.

     The Company or its subsidiaries may from time to time borrow additional funds or issue additional equity securities, as appropriate. The amounts, terms and timing of any such financings or issuances will depend upon a number of factors, including the operations of the Company and the condition of the financial markets.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Financial Information ("Pro Forma Financial Information") gives effect to (i) the acquisition of the remaining 49.9 per cent of the outstanding common stock of Eckerd as if such acquisition occurred on January 25, 1997 in the case of the Unaudited Pro Forma Combined Balance Sheet, and (ii) the acquisition of Eckerd as if such acquisition occurred as of January 28, 1996 in the case of the Unaudited Pro Forma Combined Statement of Income for the 52 weeks ended January 25, 1997. The Company's historical balance sheet as of January 25, 1997 and historical statement of income for the 52 weeks ended January 25, 1997 include the financial position and results of operations of Fay's since October 11, 1996, the date that the Company acquired Fay's. The Unaudited Pro Forma Combined Statement of Income for the 52 weeks ended January 25, 1997 gives effect to the acquisition of Fay's as if such acquisition had occurred on January 28, 1996. Both the Eckerd acquisition and the Fay's acquisition are being accounted for under the purchase method of accounting for business combinations. In connection with these acquisitions, the Company recorded a one-time, non-recurring charge totalling approximately $320 million ($207 million net of tax) in the fourth quarter of 1996. Additionally, the Company expects to incur future costs totalling approximately $50 million to $100 million ($35 million to $65 million net of tax) associated with the integration of Eckerd and Fay's into its drugstore operations.

     The Pro Forma Financial Information below is presented for illustrative purposes only and may not necessarily be indicative of what the actual financial position and results of operations of the Company would have been had the respective acquisitions of Eckerd and Fay's occurred on such dates. The Pro Forma Financial Information does not give effect to the Company's or Eckerd's results of operations since January 25, 1997, nor does it reflect any cost savings expected from the Eckerd acquisition, which the Company believes should be at least $100 million per year once the drugstore operations are fully integrated. Additionally, the Pro Forma Financial Information does not reflect any revenue enhancements that may be realized as a result of the Eckerd acquisition. See "Drugstore Operations; Acquisition of Eckerd Corporation -- The Company's Reasons for the Acquisition" and "-- Certain Forward-Looking Information." Accordingly, the Pro Forma Financial Information does not purport to be indicative of the Company's financial position or results of operations for any historical period presented herein or any future period subsequent to the date of this Prospectus Supplement.

     The Pro Forma Financial Information is based on the historical financial statements of the Company and Eckerd and should be read in conjunction with such historical financial statements, the related notes and the other information contained elsewhere in this Prospectus Supplement or incorporated by reference herein.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 25, 1997
                                ($ IN MILLIONS)

                                     ASSETS


                                                                                  PRO FORMA
                                                             HISTORICAL   -------------------------
                                                              JCPENNEY    ADJUSTMENTS      COMBINED
                                                             ----------   -----------      --------
Current Assets
  Cash and short term investments...........................  $   131                      $   131
  Receivables, net..........................................    5,757                        5,757
  Merchandise inventory.....................................    5,722           53 (a)       5,775
  Prepaid expenses..........................................      102                          102
                                                              -------                      -------
          Total current assets..............................   11,712                       11,765
Properties, net.............................................    5,014            5 (a)       5,019
Investments, primarily insurance operations.................    1,605                        1,605
Deferred insurance policy acquisition costs.................      666                          666
Goodwill and other intangible assets........................    1,861        1,230 (b)       3,092
                                                                               (28)(a)
                                                                               (79)(c)
                                                                               108 (d)
Other assets................................................    1,230                        1,230
                                                              -------       ------         -------
          Total Assets......................................  $22,088       $1,289         $23,377
                                                              =======       ======         =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable and accrued expenses..................  $ 3,738                      $ 3,738
     Short term debt........................................    3,950                        3,950
     Current maturities of long term debt...................      250                          250
     Deferred taxes.........................................       28                           28
                                                              -------                      -------
          Total current liabilities.........................    7,966                        7,966
Long term debt..............................................    4,565           10 (a)       4,575
Deferred taxes..............................................    1,362           16 (a)       1,486
                                                                               108 (d)
Insurance policy and claims reserves........................      781                          781
Other liabilities...........................................    1,383            4 (a)       1,387
Minority interest in Eckerd.................................       79          (79)(c)          --
Stockholders' Equity........................................    5,952        1,230 (b)       7,182
                                                              -------       ------         -------
          Total Liabilities and Stockholders' Equity........  $22,088       $1,289         $23,377
                                                              =======       ======         =======

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                        52 WEEKS ENDED JANUARY 25, 1997
                     ($ IN MILLIONS EXCEPT PER SHARE DATA)


                                                         HISTORICAL              PRO FORMA
                                                      -----------------   -----------------------
                                                      JCPENNEY   ECKERD   ADJUSTMENTS    COMBINED
                                                      --------   ------   -----------    --------
Retail Sales........................................  $22,653    $5,376      $ 715 (e)   $28,028
                                                                              (716)(f)
Revenue of other businesses.........................      996                                996
                                                      -------    ------      -----       -------
     Total Revenue..................................   23,649     5,376         (1)       29,024

Cost of goods sold, occupancy, buying, and
  warehousing costs.................................   16,043     4,193        563 (e)    20,294
                                                                              (505)(f)
Selling, general, and administrative expenses.......    5,239       973        139 (e)     6,138
                                                                              (176)(f)
                                                                               (37)(g)
Amortization of goodwill and other intangible
  assets............................................       23        --          2 (e)       107
                                                                               (23)(f)
                                                                                (2)(g)
                                                                               107 (g)
Costs and expenses of other businesses..............      803        --                      803
Net interest expense and credit operations..........      278        61          5 (e)       458
                                                                               (10)(f)
                                                                               124 (h)
Business acquisition and consolidation expenses.....      354        --                      354
                                                      -------    ------      -----       -------
     Total costs and expenses.......................   22,740     5,227        187        28,154
                                                      -------    ------      -----       -------
Income before income taxes and extraordinary
  items.............................................      909       149       (188)          870
Income taxes........................................      344                                351 (i)
                                                      -------                            -------
Income before extraordinary items...................  $   565                            $   519
                                                      =======                            =======
Income before extraordinary items per common share
     Primary........................................  $  2.29                            $  1.92
                                                      =======                            =======
     Fully diluted..................................  $  2.25                            $  1.91
                                                      =======                            =======

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JANUARY 25, 1997:

     (a) Adjusts the Company's historical balance sheet to recognize the remaining 49.9 per cent of the estimated fair value of Eckerd assets acquired and liabilities assumed. This adjustment reflects the step-up of Eckerd inventory, fixed assets, and Eckerd's 9.25% Senior Subordinated Notes Due 2004 to reflect their estimated fair value, and the recognition of the associated deferred tax impact of these adjustments. The resulting increase in Eckerd's net assets is reflected as a $28 million net decrease to goodwill and other intangible assets.

     (b) Reflects the completion of the Eckerd acquisition through the exchange of approximately 23.2 million shares of the Company's common stock for the remaining 35.1 million shares of Eckerd common stock at a rate of 0.6604 of a share of the Company's common stock for each remaining share of Eckerd common stock, valued at $35.00, or a total value of approximately $1.2 billion. This pro forma adjustment resulted in increased Stockholders' Equity and goodwill and other intangible assets.

     (c) Reflects the elimination of the minority interest in Eckerd as shown on the historical consolidated balance sheet of the Company.

     (d) Records the remaining 49.9 per cent, or $108 million of deferred income taxes related to identifiable intangible assets acquired in the Eckerd acquisition, consisting of the trade name, favorable lease rights, prescription files, and computer software. The effect of this adjustment is an increase in deferred taxes and goodwill and other intangible assets.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE 52 WEEKS ENDED JANUARY 25, 1997:

     (e) Reflects results of operations of Fay's for the period January 28, 1996 to October 11, 1996.

     (f) Eliminates results of operations of Eckerd's six weeks ended January 25, 1997 which are included in the Company's historical results for the 52 weeks ended January 25, 1997.


     (g) Eliminates historical amortization of Eckerd and Fay's intangible assets and certain non-recurring expenses, and reflects the amortization of intangible assets and goodwill arising from the acquisitions. Identifiable intangible assets, other than the trade name, will be amortized over five to seven years; the trade name and goodwill will be amortized over a 40 year period.


     (h) Records interest expense arising from acquisition debt consisting of approximately $1.2 billion related to the Offer, $366 million related to the Company's repurchase between November 2, 1996 and January 21, 1997 of an aggregate of 7.5 million shares of the Company's common stock at an average purchase price of $48.82 per share, $81 million related to the cash out of certain outstanding Eckerd employee stock options, and $30 million related to transaction costs ($20 million for the Company and $10 million for Eckerd), at an assumed interest rate of 7.25 per cent.

     (i) Reflects income taxes at a rate of 40.4 per cent which represents the pro forma income tax rate for fiscal year 1996 assuming completion of the Eckerd and Fay's acquisitions on January 28, 1996.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL


     The 6.95% Notes Due 2000 (the "2000 Notes") offered hereby will be limited to $325,000,000 aggregate principal amount and will mature on April 1, 2000. The 2000 Notes will bear interest from April 14, 1997 at the rate of 6.95% per annum. Interest on the 2000 Notes will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2000 Notes are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2000 Notes will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2000 Notes may not be redeemed by the Company prior to maturity. Except as provided herein, individual 2000 Notes will not be issued. See
"-- Form of Debt Securities."



     The 7.25% Notes Due 2002 (the "2002 Notes") offered hereby will be limited to $700,000,000 aggregate principal amount and will mature on April 1, 2002. The 2002 Notes will bear interest from April 14, 1997 at the rate of 7.25% per annum. Interest on the 2002 Notes will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2002 Notes are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2002 Notes will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2002 Notes may not be redeemed by the Company prior to maturity. Except as provided herein, individual 2002 Notes will not be issued. See
"-- Form of Debt Securities."



     The 7.60% Notes Due 2007 (the "2007 Notes") offered hereby will be limited to $425,000,000 aggregate principal amount and will mature on April 1, 2007. The 2007 Notes will bear interest from April 14, 1997 at the rate of 7.60% per annum. Interest on the 2007 Notes will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2007 Notes are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2007 Notes will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2007 Notes may not be redeemed by the Company prior to maturity. Except as provided herein, individual 2007 Notes will not be issued. See
"-- Form of Debt Securities."



     The 7.95% Debentures Due 2017 (the "2017 Debentures") offered hereby will be limited to $300,000,000 aggregate principal amount and will mature on April 1, 2017. The 2017 Debentures will bear interest from April 14, 1997 at the rate of 7.95% per annum. Interest on the 2017 Debentures will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2017 Debentures are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2017 Debentures will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2017 Debentures may not be redeemed by the Company prior to maturity. Except as provided herein, individual 2017 Debentures will not be issued. See "-- Form of Debt Securities."



     The 8.125% Debentures Due 2027 (the "2027 Debentures") offered hereby will be limited to $350,000,000 aggregate principal amount and will mature on April 1, 2027. The 2027 Debentures will bear interest from April 14, 1997 at the rate of 8.125% per annum. Interest on the 2027 Debentures will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2027 Debentures are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2027 Debentures will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2027 Debentures may be redeemed at the option of the Company at any time on or after April 1, 2007 at the prices given below. See "-- Redemption at the Option of the Company." Except as provided herein, individual 2027 Debentures will not be issued. See "-- Form of Debt Securities."

     The 7.40% Debentures Due 2037 (the "2037 Debentures") offered hereby will be limited to $400,000,000 aggregate principal amount and will mature on April 1, 2037. The 2037 Debentures will bear interest from April 14, 1997 at the rate of 7.40% per annum. Interest on the 2037 Debentures will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997, to the persons in whose names the 2037 Debentures are registered on the fifteenth day of March or September preceding such April 1 or October 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The 2037 Debentures will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The 2037 Debentures may not be redeemed by the Company prior to maturity. The 2037 Debentures may be redeemed at the option of the holder under the conditions listed below. See
"-- Repayment at the Option of the Holder." Except as provided herein, individual 2037 Debentures will not be issued. See "-- Form of Debt Securities."


REDEMPTION AT THE OPTION OF THE COMPANY


     The 2027 Debentures will not be redeemable prior to April 1, 2007. On and after that date, the 2027 Debentures are redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice at the following redemption prices (expressed as a percentage of the principal amount) if redeemed during the 12-month period beginning April 1 of the years indicated:



                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2007........................................................   102.839%
2008........................................................   102.555
2009........................................................   102.271
2010........................................................   101.987
2011........................................................   101.703
2012........................................................   101.420
2013........................................................   101.136
2014........................................................   100.852
2015........................................................   100.568
2016........................................................   100.284


and thereafter at 100 per cent of the principal amount thereof, together in each case with accrued interest thereon to the date of redemption. If less than all of the 2027 Debentures are to be redeemed, the Company will give the Trustee notice not less than 75 days prior to the date of redemption as to the aggregate principal amount of the 2027 Debentures to be redeemed and the Trustee shall select, by such method as it shall deem fair and appropriate, the 2027 Debentures or portions thereof to be redeemed. The 2027 Debentures, if redeemed in part, will be redeemed in multiples of $1,000.


     No similar right of redemption is available to the Company for the 2000 Notes, the 2002 Notes, the 2007 Notes, the 2017 Debentures, or the 2037 Debentures.


REPAYMENT AT THE OPTION OF THE HOLDER


     The 2037 Debentures will not be redeemable at the option of the Company but repayment may be required on April 1, 2005 at the option of the registered holders thereof, at 100 per cent of their principal amount, together with accrued and unpaid interest to April 1, 2005. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on February 1, 2005 and ending at 5:00 p.m. (New York City time) on March 1, 2005 (or, if March 1, 2005 is not a Business Day, the next succeeding Business Day), the 2037 Debenture with the form relating to such option on the 2037 Debenture duly completed. Any such notice received by the Company during the period beginning on February 1, 2005 and ending at 5:00 p.m. (New York City time) on March 1, 2005 shall be irrevocable. The repayment option may be exercised by the holder of a 2037 Debenture for less than the entire principal amount of the 2037 Debenture held by each such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any 2037

Debenture for repayment will be determined by the Company, whose determination will be final and binding. As used herein, the term "Business Day" means a day on which federally chartered banks located in New York, New York are required or authorized to open for business (other than a Saturday or Sunday) under the laws of the United States.

     Failure by the Company to repay the 2037 Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.


     No similar right of repayment is available to holders of the 2000 Notes, the 2002 Notes, the 2007 Notes, the 2017 Debentures, or the 2027 Debentures.


FORM OF DEBT SECURITIES

     Each of the Debt Securities will be represented by one or more global securities (each a "Global Security") registered in the name of The Depository Trust Company, as Depositary (the "Depositary") or a nominee of the Depositary. Except as set forth below, a Global Security may be transferred in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor of the Depositary or its nominee.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole registered owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Debt Securities under the Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Debt Securities or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal and interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     The Company expects that the Depositary, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of the Depositary. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Participants.

     Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or to a successor of the Depositary or its nominee.

     Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities evidenced by such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary shall direct and an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Debt Securities in definitive form. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company and its Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or Indirect Participants. The rules applicable to the Depositary and the Participants are on file with the Securities and Exchange Commission. The Depositary currently accepts only notes denominated and payable in U.S. dollars.

SATISFACTION AND DISCHARGE PRIOR TO MATURITY


     Pursuant to an election by the Company under the Indenture, the Company has the right at any time to satisfy and discharge its obligations under any of the Debt Securities by depositing in trust with the Trustee money or U.S. Government Obligations. The 2037 Debentures, however, are not subject to satisfaction and discharge until after April 1, 2005. For United States federal income tax purposes, it is likely that any such deposit and discharge with respect to any of the Debt Securities will be treated as a taxable exchange of such Debt Securities for interests in the trust. For a description of the applicable provisions and the tax effects, see "Description of Securities -- Satisfaction and Discharge Prior to Maturity" in the Prospectus.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

NON-U.S. HOLDERS

     The following summary describes certain United States federal income tax consequences under current law that may be relevant to a beneficial owner of the Debt Securities that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States federal income taxation on its worldwide income (any of the foregoing, a "Non-U.S. Holder"). This summary deals only with Non-U.S. Holders that are initial holders of the Debt Securities and that will hold the Debt Securities as capital assets. It does not address the tax considerations applicable to Non-U.S. Holders if income or gain in respect of the Debt Securities is effectively connected with the conduct of a trade or business in the United States.

     Generally, payments of interest made with respect to the Debt Securities to a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10 per cent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to the Company through stock ownership, (iii) the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended, and (iv) the Non-U.S. Holder complies with applicable certification requirements.

     Any capital gain realized on the sale, exchange, retirement or other disposition of a Debt Security by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and meets certain additional requirements.

     PURCHASERS OF DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES FEDERAL INCOME, WITHHOLDING AND OTHER TAXES UPON INCOME AND GAIN REALIZED IN RESPECT OF THE DEBT SECURITIES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A holder of the Debt Securities may be subject to information reporting and backup withholding at a rate of 31 per cent on certain amounts paid to the holder unless such holder provides proof of an applicable exemption (including a general exemption for Non-U.S. Holders and for corporations) or correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PROPOSED REGULATIONS

     On April 22, 1996, the United States Treasury Department published proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify certain reliance standards. The regulations are proposed to be effective for payments made after December 31, 1997 but provide that certificates issued on or before the date that is 60 days after the proposed regulations are published in final form will continue to be valid until such certificates expire. The proposed regulations, however, are subject to change prior to their publication in final form.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Debentures (the "Debenture Underwriting Agreement"), the Company has agreed to sell to the Underwriters named below (the "Debenture Underwriters"), for whom Credit Suisse First Boston Corporation is acting as Representative (the "Representative"), and the Debenture Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of Debentures:



                                        PRINCIPAL AMOUNT     PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
             UNDERWRITER               OF 2017 DEBENTURES   OF 2027 DEBENTURES   OF 2037 DEBENTURES
             -----------               ------------------   ------------------   ------------------
Credit Suisse First Boston
  Corporation........................     $126,000,000         $147,000,000         $168,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............      126,000,000          147,000,000          168,000,000
BT Securities Corporation............       16,000,000           18,750,000           21,500,000
Chase Securities Inc.................       16,000,000           18,750,000           21,250,000
Citicorp Securities, Inc.............       16,000,000           18,500,000           21,250,000
                                          ------------         ------------         ------------
          Total......................     $300,000,000         $350,000,000         $400,000,000
                                          ============         ============         ============



     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Notes (the "Notes Underwriting Agreement," and together with the Debenture Underwriting Agreement, the "Underwriting Agreements"), the Company has agreed to sell to the Underwriters named below (the "Notes Underwriters"), for whom Credit Suisse First Boston Corporation is acting as Representative, and the Notes Underwriters have severally agreed to purchase from the Company the following respective principal amounts of Notes:



                                      PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
            UNDERWRITER                OF 2000 NOTES       OF 2002 NOTES       OF 2007 NOTES
            -----------               ----------------    ----------------    ----------------
Credit Suisse First Boston
  Corporation.......................    $ 91,000,000        $196,000,000        $119,000,000
J.P. Morgan Securities Inc..........      91,000,000         196,000,000         119,000,000
Morgan Stanley & Co. Incorporated...      91,000,000         196,000,000         119,000,000
BancAmerica Securities, Inc.........      17,500,000          37,500,000          22,750,000
Bear, Stearns & Co. Inc.............      17,250,000          37,250,000          22,750,000
NationsBanc Capital Markets, Inc....      17,250,000          37,250,000          22,500,000
                                        ------------        ------------        ------------
          Total.....................    $325,000,000        $700,000,000        $425,000,000
                                        ============        ============        ============



     Each Underwriting Agreement provides that the obligations of the Underwriters named therein are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Debt Securities described therein if any are purchased. The closing with respect to the sale of the Debt Securities sold pursuant to each Underwriting Agreement is a condition to the closing with respect to the sale of Debt Securities sold pursuant to the other Underwriting Agreement.

     The Company has been advised by the Underwriters that they propose to offer the Debt Securities to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession per Debt Security (expressed as a percentage of the principal amount) as indicated in the table below; that the Underwriters and such dealers may allow a discount per Debt Security (expressed as a percentage of the principal amount) as indicated in the table below on sales to other dealers; and that, after the initial public offering, the public offering price and concessions and discounts to dealers may be changed by the Underwriters.


                                                              CONCESSION    DISCOUNT
                                                              ----------    --------
Per 2000 Note...............................................   0.250%        0.200%
Per 2002 Note...............................................   0.350%        0.250%
Per 2007 Note...............................................   0.400%        0.250%
Per 2017 Debenture..........................................   0.500%        0.250%
Per 2027 Debenture..........................................   0.500%        0.250%
Per 2037 Debenture..........................................   0.375%        0.250%


     The Company has been advised by the Underwriters that they intend to make a market in the Debt Securities, but that they are not obligated to do so and that any one of them may discontinue making a market in the Debt Securities at any time without notice. The Debt Securities are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Debt Securities.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which any Underwriter may be required to make in respect thereof.


     In the ordinary course of their respective businesses, certain affiliates of the Underwriters have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company. In addition, M. Anthony Burns, a director of the Company, is also a director of The Chase Manhattan Corporation and its wholly owned subsidiary, The Chase Manhattan Bank. Chase Securities Inc., an Underwriter, is a wholly owned subsidiary of The Chase Manhattan Corporation.


     The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Debt Securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Debt Securities to be higher than they would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Debt Securities in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debt Securities are effected. Accordingly, any resale of the Debt Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debt Securities.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Debt Securities in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Debt Securities without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The Debt Securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Debt Securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Debt Securities acquired by such purchaser pursuant to the offering of Debt Securities contemplated hereby. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Debt Securities acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Debt Securities should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Debt Securities in their particular circumstances and with respect to the eligibility of the Debt Securities for investment by the purchaser under relevant Canadian legislation.

                          VALIDITY OF DEBT SECURITIES


     The validity of the Debt Securities will be passed upon for the Company by
C. R. Lotter, Executive Vice President, Secretary and General Counsel of the Company, and for the Underwriters by Dewey Ballantine, New York, New York. As of March 31, 1997, Mr. Lotter owned 31,161 shares of common stock and common stock voting equivalents of the Company, including shares credited to his account under the Company's Savings and Profit-Sharing Retirement Plan and the Savings, Profit-Sharing and Stock Ownership Plan. As of March 31, 1997, Mr. Lotter had outstanding options to purchase 85,540 shares of common stock.

--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

                                    JCPenney
                           J. C. PENNEY COMPANY, INC.
                                DEBT SECURITIES
                                      AND
                      WARRANTS TO PURCHASE DEBT SECURITIES
                            ------------------------


     J. C. Penney Company, Inc. ("Company") may offer from time to time in one or more series up to $3,000,000,000 (or the equivalent thereof denominated in foreign currency or composite currencies such as the European Currency Unit ("ECU")) aggregate principal amount of its senior debt securities consisting of unsecured debentures, notes and/or other evidences of indebtedness ("Debt Securities"), each series of which will be offered on terms to be determined at the time of sale. The Company from time to time may also offer Debt Securities with warrants ("Warrants") to purchase Debt Securities (Debt Securities and Warrants being hereinafter collectively called "Securities"). A Supplement to this Prospectus ("Prospectus Supplement") will be delivered together with this Prospectus in respect of any Debt Securities, including any related Warrants, then being offered and will set forth certain specific terms with respect to such Securities, which may include, among other items:


           - title;

           - authorized denominations;

           - aggregate principal amount;

           - initial public offering price;

           - maturity;

           - currency or currency unit in which the Debt Securities will be denominated;

           - rate or rates or formula to determine such rate or rates, and time or times of payment of interest, if any;

           - redemption and sinking fund terms, if any;

           - exercise prices and expiration dates of any Warrants;

           - listing, if any, on a securities exchange;

           - underwriter or underwriters, if any, respective amounts to be purchased by them, their compensation and the resulting net proceeds to the Company.

     Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, Securities may be sold by the Company directly or through agents. See "Plan of Distribution".
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
           EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
              TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 21, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH ANY OFFERING MADE THEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("1934 Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Room 1024, Washington, D. C. 20549; and at the Commission's Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (Seven World Trade Center, 13th Floor, New York, N.Y. 10048). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. Reports, proxy statements and other information concerning the Company can also be inspected at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended ("1933 Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered pursuant hereto. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates herein by reference (i) its Annual Report on Form 10-K for the fiscal year ended January 27, 1996, (ii) the J. C. Penney Funding Corporation ("Funding Corporation") Annual Report on Form 10-K for such fiscal year, (iii) the Company's Quarterly Report on Form 10-Q for the 13 weeks ended April 27, 1996, (iv) the Company's Quarterly Report on Form 10-Q for the 13 and 26 weeks ended July 27, 1996, (v) the Company's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 26, 1996, (vi) Funding Corporation's Quarterly Report on Form 10-Q for the 13 weeks ended April 27, 1996, (vii) Funding Corporation's Quarterly Report on Form 10-Q for the 13 and 26 weeks ended July 27, 1996, (viii) Funding Corporation's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 26, 1996, (ix) the Company's Current Report on Form 8-K dated August 14, 1996, (x) the Company's Current Report on Form 8-K dated November 3, 1996, (xi) the Company's Current Report on Form 8-K dated February 20, 1997, and (xii) the Company's Current Report on Form 8-K dated February 21, 1997. The aforesaid reports have heretofore been filed by the Company and Funding Corporation with the Commission pursuant to applicable provisions of the 1934 Act.

     All reports and any definitive proxy or information statements filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such documents.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE DIRECTED TO: J. C. PENNEY COMPANY, INC., PUBLIC INFORMATION, P. O. BOX 10001, DALLAS, TEXAS 75301-4302. TELEPHONE REQUESTS SHOULD BE DIRECTED TO (972) 431-1488.

                                  THE COMPANY

     The Company is a major retailer operating over 1,200 JCPenney department stores in all 50 states, Puerto Rico, Mexico and Chile. The major portion of the Company's business consists of providing merchandise and services to consumers through department stores that include catalog departments. The JCPenney stores market predominantly family apparel, jewelry, shoes, accessories and home furnishings. The Company also operates a chain of drugstores. With the completion of its acquisition of Eckerd Corporation on February 27, 1997, the Company's drugstore operations total approximately 2,700 stores located predominantly throughout the northeast, southeast, and Sunbelt regions of the United States. Additionally, the Company owns and operates several insurance companies, which market life, health, accident and credit insurance. The Company finances a portion of its operations through Funding Corporation, a wholly-owned consolidated subsidiary.

     The Company was founded by James Cash Penney in 1902 and incorporated in Delaware in 1924. Its principal executive offices are located at 6501 Legacy Drive, Plano, Texas 75024-3698, and its telephone number is (972) 431-1000. As used in this Prospectus, except as otherwise indicated by the context, the term "Company" means J. C. Penney Company, Inc. and its consolidated subsidiaries.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Securities will be used to refinance, on a long-term basis, $1.9 billion of short-term debt incurred by the Company in connection with its acquisition of Eckerd Corporation. This short-term debt consists of commercial paper which, at March 13, 1997, had a weighted average interest rate of approximately 5.34% per annum and an average maturity of 78 days.

     The remainder of net proceeds will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of borrowings and investments. Unless otherwise specified in the Prospectus Supplement accompanying this Prospectus, specific allocations of the proceeds will not have been made at the date of the Prospectus Supplement. Pending any specific application, the net proceeds may be initially invested in short term marketable securities or applied to the reduction of short term indebtedness.

     The Company or its subsidiaries may from time to time borrow additional funds or issue additional equity securities, as appropriate. The amounts, terms and timing of any such financings or issuances will depend upon a number of factors, including the operations of the Company and the condition of the financial markets.

                  RATIOS OF AVAILABLE INCOME TO FIXED CHARGES
                      FOR THE COMPANY AND ALL SUBSIDIARIES

                                       52 WEEKS ENDED                 53 WEEKS ENDED    52 WEEKS ENDED
                          ----------------------------------------    --------------    --------------
                          OCT. 26    JAN. 27    JAN. 28    JAN. 29       JAN. 30           JAN. 25
                           1996       1996       1995       1994           1993              1992
                          -------    -------    -------    -------    --------------    --------------
Ratios of available
  income to fixed
  charges...............    3.5        3.7        5.1        4.9           3.8               2.1
Ratios of available
  income to combined
  fixed charges and
  preferred stock
  dividend
  requirement...........    3.2        3.4        4.5        4.3           3.4               1.8

     For purposes of computing the ratios of available income to fixed charges, available income is determined by adding fixed charges to income from continuing operations before income taxes and before capitalized interest. Fixed charges are interest expense and a portion of rental expense representative of interest. For purposes of computing the ratios of available income to combined fixed charges and preferred stock dividend requirement, fixed charges are further increased by the preferred stock dividend requirement. The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges.

     The Company believes that due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.

                           DESCRIPTION OF SECURITIES

DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of April 1, 1994 (said Indenture being herein called the "Indenture"), between the Company and First Trust of California, National Association, Successor Trustee to Bank of America National Trust and Savings Association ("Trustee"). The Indenture in the form in which it was executed is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The following statements are subject to the detailed provisions of the Indenture, including the definitions therein of certain terms used herein without definition. Wherever particular provisions of the Indenture are referred to below, such provisions are incorporated by reference as a part of the statement made, and the statement is qualified in its entirety by such reference.

GENERAL

     The Indenture does not limit the amount of Debt Securities which can be issued thereunder. Under the Indenture, Debt Securities may be issued in one or more series, each in an aggregate principal amount (in U.S. dollars or the equivalent thereof denominated in foreign currency or composite currencies such as the ECU) authorized by the Company prior to issuance.

     Reference is made to the Prospectus Supplement for certain specified terms with respect to the Debt Securities being offered hereby, including, but not limited to (1) the terms set forth on the cover page of this Prospectus; (2) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within and the price or prices at which the Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and the other detailed terms and provisions of such obligation; (3) if the amount of payments of principal of or any premium or interest on any of the Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; and (4) whether any of the Debt Securities shall be issuable in whole or in part in the form of one or more Global Securities (as described below) and, if so, the Depository for such Global Security or Securities, and the circumstances under which any such Global Security or Securities may be exchanged for Debt Securities registered in the name of, and any transfer of such Global Security or Securities may be registered to, a person other than such Depository or its nominee.

     The Debt Securities offered hereby will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     Unless otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in registered form without coupons and may be issued (in the case of dollar denominated Debt Securities) in denominations of $1,000 and any integral multiple thereof. The Debt Securities of a series may be represented, in whole or in part, by one or more permanent Global Securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Any such Global Security deposited with a Depository or its nominee and bearing the legend required by the Indenture may not be surrendered for transfer or exchange except by the Depository for such Global Security or any nominee of such Depository, except if the Depository notifies the Company that it is unwilling or unable to continue as Depository, or the Depository ceases to be qualified as required by the Indenture, or the Company instructs the Trustee in accordance with the Indenture that such Global Security shall be so registrable and exchangeable, or there shall exist such other circumstances, if any, as may be specified in the applicable Prospectus Supplement.

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by one or more Global Securities will be described in the applicable Prospectus Supplement. Beneficial interests in Global Securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the Depository and the institutions that are participants in the Depository.

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. The Debt Securities may be transferred or exchanged without payment of any service charge, other than any tax or other governmental charge payable in connection therewith. (Article Two)

     The principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the agency or agencies maintained by the Company; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 2.07 and 2.10)

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rate) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto. Debt Securities may also be issued under the Indenture upon the exercise of Warrants. See "Warrants" below.

RESTRICTIVE COVENANTS

     Limitations on Liens. The Indenture provides that the Company may not, nor may it permit any Restricted Subsidiary to, issue, assume or guarantee evidences of indebtedness for money borrowed which are secured by any mortgage, security interest, pledge or lien ("mortgage") of or upon any Principal Property or of or upon any shares of stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Principal Amount of the Debt Securities from time to time Outstanding shall be secured equally and ratably by such mortgage, except that this restriction will not apply to (1) mortgages on any property existing at the time of its acquisition; (2) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of substantially all its properties (or those of a division) to, the Company or a Restricted Subsidiary; (3) mortgages on property of a corporation existing at the time such corporation first becomes a Restricted Subsidiary; (4) mortgages securing indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (5) mortgages to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property if the commitment to extend the credit secured by any such mortgage is obtained within 12 months after the later of the completion or the placing in operation of the acquired, constructed, developed or substantially repaired, altered or improved property; (6) mortgages securing current indebtedness (as defined); or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in clauses (1) through (6) provided, however, that the principal amount of indebtedness secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the principal amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the Company or any Restricted Subsidiary may issue, assume or guarantee indebtedness secured by mortgages which would otherwise be subject to the foregoing restriction in any aggregate amount which, together with all other such indebtedness outstanding, all attributable debt outstanding under the provisions described in the last sentence under Limitations on Sale and Lease-Back Transactions below and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders' Equity. (Section 5.08)

     Limitations on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction with respect to any Principal Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), if the purchaser's commitment is obtained more than 12 months after the later of the acquisition or completion or the placing in operation of such Principal Property or of such Principal Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if either (a) the Company or such Restricted Subsidiary would be entitled pursuant to the provision described in the first sentence under Limitations on Liens above to issue, assume or guarantee debt secured by a mortgage on such Principal Property without equally and ratably securing the Debt Securities from time to time outstanding or (b) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value) and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the

Principal Property so leased to the retirement of Debt Securities or other Senior Funded Indebtedness of the Company or a Restricted Subsidiary, subject to reduction as set forth in the Indenture in respect of Debt Securities and other Senior Funded Indebtedness retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at maturity. The Company or any Restricted Subsidiary, however, may enter into a Sale and Lease-Back Transaction which would otherwise be subject to the foregoing restriction so as to create an aggregate amount of attributable debt (as defined) which, together with all other such attributable debt outstanding, all indebtedness outstanding under the provision described in the last sentence under Limitations on Liens above and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders' Equity. (Section 5.09)

     Waiver of Covenants. The Indenture provides that the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Principal Amount of the Outstanding Debt Securities of a particular series may waive compliance as to such series with certain covenants or conditions set forth in the Indenture, including those described above. (Section 5.10)

     Consolidation, Merger or Sale of Assets of the Company. The Indenture provides that the Company may not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (1) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires its assets is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company, and
(2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale is made will succeed to, and be substituted for, the Company under the Indenture, and the predecessor corporation shall be released from all obligations and covenants under the Indenture and the Debt Securities. (Article Eleven)

     Unless otherwise provided in the Prospectus Supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect such Holders.

DEFINITIONS

     "Principal Amount" means, when used with respect to any Debt Security, the amount of principal thereof that could then be declared due and payable as a result of an Event of Default with respect to such Debt Security. "Principal Property" means all real and tangible property owned by the Company or a Restricted Subsidiary constituting a part of any store, warehouse or distribution center located within the United States, exclusive of motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point of sale recording devices and related equipment, and data processing and other office equipment, provided the net book value of all real property (including leasehold improvements) and store fixtures constituting a part of such store, warehouse or distribution center exceeds 0.25% of Stockholders' Equity. "Restricted Subsidiary" means any Subsidiary (as defined) of the Company or of a Restricted Subsidiary which the Company designates as a Restricted Subsidiary, which designation shall not have been canceled. However, no subsidiary for which the designation of Restricted Subsidiary has been canceled may be redesignated as such if during any period following cancellation of its previous designation as a Restricted Subsidiary, such Subsidiary shall have entered into a Sale and Lease-Back Transaction which would have been prohibited had it been a Restricted Subsidiary at the time of such Transaction. "Senior Funded Indebtedness" of the Company means any Funded Indebtedness of the Company unless in any instruments evidencing or securing such Funded Indebtedness it is provided that such Funded Indebtedness is subordinate in right of payment to the Debt Securities to the extent provided in the Indenture. "Senior Funded Indebtedness" of a Restricted Subsidiary means Funded Indebtedness of the Restricted Subsidiary and the aggregate preference on involuntary liquidation of preferred stock of such Subsidiary. "Funded Indebtedness" of a corporation means the principal of (a) indebtedness for money borrowed or evidenced by an instrument given in connection with an acquisition which is not payable on demand and which matures, or which such corporation has the right to renew or extend to a date, more than one year after the date of determination, (b) any indebtedness of others of the kinds described in the preceding clause (a) for the payment of which such corporation is responsible or liable as a guarantor or otherwise, and
(c) amendments, renewals and refundings of any such indebtedness. For the purposes of the definition of "Funded Indebtedness", the term "principal" when used at any date with respect to any indebtedness means the amount of principal of such indebtedness that could be declared to be due and payable on that date pursuant to the terms of such indebtedness. "Stockholders' Equity" means the aggregate of (a) capital and reinvested earnings, after deducting the cost of shares of capital stock of the Company held in its treasury, of the Company and consolidated Subsidiaries plus (b) deferred tax effects. (Section 1.01)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that if an Event of Default shall have occurred and be continuing with respect to any series of Debt Securities at the time Outstanding, either the Trustee or the Holders of not less than 25% (unless a different percentage with respect to any series of Debt Securities is specified for this purpose, in which case the percentage specified) in Outstanding Principal Amount of such series may declare to be due and payable immediately the Principal Amount (or specified portion thereof) of such series, together with interest, if any, accrued thereon. (Section 7.02)

     The Indenture defines an Event of Default with respect to any series of Debt Securities as any one of the following events: (a) default for 30 days in payment of any interest due with respect to any Debt Security of such series;
(b) default for 30 days in making any sinking fund payment due with respect to any Debt Security of such series; (c) default in payment of principal of (or premium, if any, on) any Debt Security of such series when due; (d) default for 90 days after notice to the Company by the Trustee or by Holders of not less than 25% in Principal Amount of the Debt Securities then Outstanding of such series in the performance of any other covenant for the benefit of such series;
(e) certain events of bankruptcy, insolvency and reorganization; and (f) any additional event specified as an "Event of Default" for the benefit of such series. (Section 7.01) No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to the Holders of the Debt Securities of each series as to which such default has occurred notice of such default known to it, unless cured or waived; provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, or in the payment of any sinking fund installment in respect of any of the Debt Securities, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the series as to which such default has occurred. The term "default" for the purpose of this provision means any event which is, or after notice or lapse of time, or both, would become, an Event of Default. (Section 8.02)

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of such Holders. (Section 8.03) The Indenture provides that the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Outstanding Principal Amount of a series of Debt Securities may, subject to certain exceptions, on behalf of the Holders of the Debt Securities of such series direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 7.12)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default, or specifying any default that exists. (Section 5.06)

     In certain cases, the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Outstanding Principal Amount of a series of Debt Securities may on behalf of the Holders of the Debt Securities of such series rescind, as to such series, a declaration of acceleration or waive, as to such series, any past default or Event of Default relating to the Debt Securities of such series, except a default not theretofore cured in payment of the principal of (or premium, if any) or interest, if any, on any of such Debt Securities or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series. (Sections 7.02 and 7.13)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of 66 2/3% (unless a different percentage with respect to any series of Debt Securities is specified for this purpose, in which case the percentage specified) in Principal Amount of the Outstanding Debt Securities of each series affected by such modification, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the Indenture or modifying the rights of the Holders of such Debt Securities, except that no such supplemental indenture may, without the consent of all Holders of affected Debt Securities, (i) change the Stated Maturity of any Debt Security or reduce the principal payable at Stated Maturity or which could be declared due and payable prior thereto or change any redemption price thereof,
(ii) reduce the rate of interest payable on any Debt Security, (iii) adversely affect the terms and provisions, if any, applicable to the conversion or exchange of any Debt Securities, (iv) reduce the aforesaid percentage of Debt Securities of any series or the percentage of Debt Securities of any series specified in Section 5.10 or 7.13, (v) change any place or the currency of payment of principal of (or premium, if any) or interest, if any, on any Debt Security, or (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security. (Section 10.02)

SATISFACTION AND DISCHARGE PRIOR TO MATURITY

     The Company may elect to provide with respect to any series of Debt Securities that the Company may satisfy its obligations with respect to any payment of principal (and premium, if any) or interest due on such series of Debt Securities by depositing in trust with the Trustee money or U.S. Government Obligations or a combination thereof sufficient to make such payment when due. If such deposit is sufficient to make all payments of (1) interest on such series of Debt Securities prior to their redemption or maturity, as the case may be, and (2) principal of (and premium, if any) and interest on such series of Debt Securities when due upon redemption or at maturity, as the case may be, all the obligations of the Company under such series of Debt Securities and the Indenture as it relates to such series of Debt Securities will be discharged and terminated except as otherwise provided in the Indenture. "U.S. Government Obligations" are defined to mean (i) securities backed by the full faith and credit of the United States and (ii) depository receipts issued by a bank or trust company as custodian and evidencing ownership by the holders of such depository receipts of future payments of interest or principal, or both, on such securities backed by the full faith and credit of the United States held by such custodian.

     For United States income tax purposes, it is likely that any such deposit and discharge with respect to any Debt Securities will be treated as a taxable exchange of such Debt Securities for interests in the trust. In that event, a Holder will recognize gain or loss equal to the difference between the Holder's cost or other tax basis for the Debt Securities and the value of the Holder's interest in such trust; and thereafter will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the Debt Securities should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the United States income tax law.

     In addition, the Company may elect to provide with respect to any series of Debt Securities that the Company may be released from certain of its covenants upon the satisfaction of certain conditions applicable to the securities of such series.

WARRANTS

     The Company may issue with any Debt Securities being offered by it Warrants for the purchase of other Debt Securities. Each issue of Warrants will be issued under, and will be governed by, a Warrant Agreement ("Warrant Agreement"), to be entered into between the Company and a warrant agent ("Warrant Agent"), to be described in the Prospectus Supplement relating to the Debt Securities with which the Warrants are to be issued. The proposed Warrant Agreement, including the form of proposed Warrant Certificate representing the Warrants, substantially in the form in which it is to be executed, is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Warrant Agreement and Warrant Certificates do not purport to be complete and are subject to and qualified in their entirety by reference to all the provisions set forth in the Warrant Agreement and Warrant Certificates, respectively, including the definitions thereof of certain terms.

     Reference is made to the Prospectus Supplement relating to the Securities, the Warrant Agreement relating to the Warrants and the Warrant Certificates representing the Warrants for certain specific terms of the Warrants, which may include: (1) designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Warrants; (2) designation and terms of any related Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (3) date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; (4) principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) date on which the right to exercise the Warrants shall commence ("Commencement Date") and date on which such right shall expire ("Expiration Date"); and (6) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form.

     Warrant Certificates will be exchangeable for new Warrant Certificates of different denominations, and Warrants may be exercised, at the agency or agencies maintained for such purposes. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

     Each Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth, or be determinable as set forth, in the Prospectus Supplement relating to the Securities. Each Warrant may be exercised in whole but not in part at any time on and after the Commencement Date and up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Securities. After the close of business on the Expiration Date, unexercised Warrants will become void.

     The exercise price of the Warrants will be that price applicable on the date of receipt of payment therefor determined as set forth in the Prospectus Supplement relating to the Securities. Upon receipt of payment of the exercise price and the Warrant Certificate properly completed and duly executed at the agency or agencies maintained by the Company for such purpose, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the Warrants remaining unexercised.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by C. R. Lotter, Executive Vice President, Secretary and General Counsel of the Company, and for any underwriters, agents or purchasers by Dewey Ballantine, New York, New York. As of February 28, 1997, Mr. Lotter owned 31,162 shares of Common Stock and Common Stock voting equivalents of the Company, including shares credited to his accounts under the Company's Savings and Profit-Sharing Retirement Plan and Savings, Profit-Sharing and Stock Ownership Plan. As of February 28, 1997, he had outstanding options to purchase 85,540 shares of Common Stock.

                                    EXPERTS

     The financial statements and schedules as of January 27, 1996, January 28, 1995 and January 29, 1994, and for each of the years then ended contained or incorporated by reference in (a) the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996 and (b) Funding Corporation's Annual Report on Form 10-K for the fiscal year ended January 27, 1996 have been incorporated herein by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants (which reports each dated February 22, 1996 are incorporated herein by reference to the aforementioned Annual Reports on Form 10-K), and upon the authority of said firm as experts in accounting and auditing. The Independent Auditors' Reports of

KPMG Peat Marwick LLP covering the aforementioned consolidated financial statements and schedules of the Company refer to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, adopted by the Company in 1993, to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, adopted by the Company in 1994, and to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, adopted by the Company in 1995. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of the Company and Funding Corporation issued at future dates, and consents to the use of their reports thereon, such financial statements also will be incorporated by reference herein in reliance upon their reports and said authority.

                              PLAN OF DISTRIBUTION

     The Company may offer the Securities from time to time (i) through underwriters or dealers, (ii) directly to one or more institutional purchasers, or (iii) through agents.

     Sales of Securities through underwriters may be through underwriting syndicates led by one or more managing underwriters. The specific managing underwriter or underwriters which may act with respect to the offer and sale of any series of Securities are set forth on the cover of the Prospectus Supplement in respect of such series and the members of the underwriting syndicate, if any, are named in such Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agents. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the 1933 Act.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts. The Prospectus Supplement relating thereto will also set forth the price to be paid for Securities pursuant to such contracts, the commissions payable for solicitation of such contracts, the date or dates in the future for delivery of Securities pursuant to such contracts and any conditions to which such contracts will be subject.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the 1933 Act.

     Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                             PROSPECTUS SUPPLEMENT

Recent Developments...................   S-2
The Company...........................   S-2
Ratios of Available Income to Fixed
  Charges for the Company and All
  Subsidiaries........................   S-2
Drugstore Operations; Acquisition of
  Eckerd Corporation..................   S-3
Use of Proceeds.......................   S-5
Unaudited Pro Forma Combined Financial
  Information.........................   S-6
Description of Debt Securities........  S-10
Certain United States Federal Income
  Tax Consequences....................  S-14
Underwriting..........................  S-15
Notice to Canadian Residents..........  S-16
Validity of Debt Securities...........  S-17

                 PROSPECTUS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratios of Available Income to Fixed
  Charges for the Company and All
  Subsidiaries........................     3
Description of Securities.............     4
Validity of Securities................     9
Experts...............................     9
Plan of Distribution..................    10
--------------------------------------

------------------------------------------------------

                                   JCPenney


                                  $325,000,000


                              6.95% Notes Due 2000



                                  $700,000,000


                              7.25% Notes Due 2002



                                  $425,000,000


                              7.60% Notes Due 2007



                                  $300,000,000


                           7.95% Debentures Due 2017



                                  $350,000,000


                           8.125% Debentures Due 2027



                                  $400,000,000


                           7.40% Debentures Due 2037


                             PROSPECTUS SUPPLEMENT

                        Underwriters for the Debentures

                           CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

                           BT SECURITIES CORPORATION

                             CHASE SECURITIES INC.

                           CITICORP SECURITIES, INC.

                           Underwriters for the Notes

                           CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.

                              MORGAN STANLEY & CO.
                      INCORPORATED

                          BANCAMERICA SECURITIES, INC.

                            BEAR, STEARNS & CO. INC.

                       NATIONSBANC CAPITAL MARKETS, INC.
------------------------------------------------------